As filed with the United States Securities and Exchange Commission on October 29, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 3 TO
ANNUAL REPORT
of the

Nordic Investment Bank
(Name of Registrant)

Date of end of last fiscal year: December 31, 2019
SECURITIES REGISTERED*
(As of the close of the fiscal year)
Title of Issues	Amount as to which registration is effective	Name of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
Executive Director
Nordic-Baltic Executive Director’s Office
International Monetary Fund
700 19th Street, N.W.
Washington, D.C. 20431

Copies to:
Ward A. Greenberg
Cleary Gottlieb Steen & Hamilton LLP
Main Tower, Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

*	The registrant is filing this annual report on a voluntary basis.

FORWARD LOOKING STATEMENTS
Certain of the statements contained in this Annual Report on Form 18-K, as amended (the “Amended 18-K”) may be statements of future expectations and other forward-looking statements that are based on management’s views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements, which are forward-looking by reason of context, the words “may, will, should, plans, intends, anticipates, believes, estimates, potential, or continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, general economic conditions, including in particular economic conditions and markets, performance of financial markets, interest rates, currency exchange rates, changing levels of competition, changes in laws and regulations, changes in the policies of central banks and/or foreign governments, and general competitive factors, in each case on a local, regional, national and/or global basis. Nordic Investment Bank (“NIB”) assumes no obligation to update any forward-looking information contained in this Amended 18-K.
EXPLANATORY NOTE
NIB, in connection with its Registration Statement under the Securities Act of 1933 (Schedule B) relating to Debt Securities and/or Warrants to Purchase Debt Securities, Registration No. 333-217876, hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2019 (the “Annual Report”) as follows:
The following additional exhibits are added to the Annual Report:
Exhibit XIII	Institution Accession Letter to Selling Agency Agreement, dated October 29, 2020

Exhibit XIV	Confirmation of Institution Accession Letter to Selling Agency Agreement, dated October 29, 2020

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Nordic Investment Bank has duly caused this amendment to its annual report on Form 18-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Helsinki, Finland on the 29th day of October 2020.
By:	/s/ Björn Ordell
Björn Ordell
Vice-President, Head of Treasury & Finance, Chief Financial Officer

By:	/s/ Michael Ryan
Michael Ryan
Director, Head of Accounting

Exhibit Index
Exhibit XIII	Institution Accession Letter to Selling Agency Agreement, dated October 29, 2020

Exhibit XIV	Confirmation of Institution Accession Letter to Selling Agency Agreement, dated October 29, 2020